Exhibit 22.1

LIST OF SUBSIDIARIES

Subsidiaries of the Company	Incorporated Under Laws of	Percent Owned by the Company

Old Second Bank	United States	100%

Old Second Bank - Yorkville	State of Illinois	100%

Old Second Bank - Kane County	State of Illinois	100%

Old Second Financial, Inc.	State of Illinois	100%

Old Second Mortgage, Inc.	State of Illinois	Owned by Old Second Bank

Old Second Capital Trust I	State of Delaware	100% of the common stock